

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-Mail

Peiyi Zhao, Esq.
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304

> **Re:** **Vermillion, Inc.**
> **Soliciting Material filed pursuant to Rule 14a-12**
> **Filed on November 19, 2012**
> **File No. 1-34810**

Dear Ms. Zhao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material

1. We note that Vermillion will proceed with its annual meeting. Please revise to file a revised and updated preliminary proxy statement.

2. We note the statement that "[t]he court ruled that Goggin and Bessenyei had illegally falsified documents…" In future filings, please revise to clarify that the conduct to which you are referring is the improper notarization of documents.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions